US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

16 May 2007

[redacted]

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Notice of Results	08/05/2007

Yours faithfully,

Pramila Bharj
Enc

5/23

REG-Catlin Group Limited Notice of Results
Released: 08/05/2007

RNS Number:2178W
Catlin Group Limited
08 May 2007

Catlin Group Limited

8 May 2007

CATLIN GROUP LIMITED
NOTIFICATION OF INTERIM RESULTS DATE

Catlin Group Limited's interim results for the six months ending 30 June 2007 are expected to be announced on Thursday 6 September 2007.

For more information contact:

James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
E-mail: james.burcke@catlin.com

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NORMGGGKZRVGNZM

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